Exhibit (s)(iii)

FORM OF PROSPECTUS SUPPLEMENT1

(To Prospectus dated                , 2023)

                    Shares

Ellsworth Growth and Income Fund Ltd.

Series                 Preferred Shares

We are offering for sale                shares of our Series                  Preferred Shares, par value $0.001 per share. Our common shares are traded on the NYSE American LLC (the “NYSE American”) under the symbol “ECF” and our Series A Preferred Shares are listed on the NYSE American under the symbol “ECF Pr A.” On,                 the last reported sale price of our common shares was $                and the last reported sale prices of our Series A Preferred Shares was $                .

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our preferred shares.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the Fund (1)	$	$

(1)	The aggregate expenses of the offering (excluding underwriting discount) are estimated to be $ .

The Underwriters are expected to deliver the Series                 Preferred in book-entry form through the Depository Trust Company on or about                 .

[1]	In addition to the sections outlined in this form of prospectus supplement, each prospectus supplement actually used in connection with an offering conducted pursuant to the registration statement to which this form of prospectus supplement is attached will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto. This form of prospectus supplement is intended only to provide a rough approximation of the nature and type of disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear in any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively.

In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to Ellsworth Growth and Income Fund Ltd. This Prospectus Supplement also includes trademarks owned by other persons.

TABLE OF CONTENTS

Prospectus Supplement

i

TERMS OF THE SERIES                 PREFERRED SHARES

Dividend Rate	The dividend rate [for the initial dividend period](1) will be %.

Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , and , commencing . The payment date for the initial dividend period will be .(1)]

Liquidation Preference	$ per share

[Non-Call Period	The shares may not be called for redemption at the option of the Fund prior to .]

[Stock Exchange Listing]

(1)	Applicable only if the preferred shares being offered will have different rates over time.

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $               , based on the public offering price of $                per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months. Pending such investment, the proceeds of the offering will be held in high quality short term debt securities and instruments. Depending on market conditions and operations, a portion of the cash held by the Fund, including any proceeds raised from this offering, may be used to pay distributions in accordance with the Fund’s distribution policy.

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

As provided in the 1940 Act and subject to certain exceptions, the Fund may issue debt and/or fixed rate preferred shares with the condition that immediately after issuance the value of its total assets, less certain ordinary course liabilities, exceed 300% of the amount of the debt outstanding and exceed 200% of the sum of the amount of debt and preferred shares outstanding. The Fund’s preferred shares and notes, in aggregate, are expected to have an initial asset coverage on the date of issuance of approximately                %.

SPECIAL CHARACTERISTICS AND RISKS OF THE SERIES                 PREFERRED

Reinvestment Risk. The Fund may at any time redeem shares of Series     Preferred Shares to the extent necessary to meet regulatory asset coverage requirements. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the Series     Preferred Shares, the Fund may be obligated under the terms of the Series     Preferred Shares to redeem shares of the Series     Preferred Shares. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a better rate than that of the Series     Preferred Shares.

Distribution Risk. The Fund may not meet the asset coverage requirements or earn sufficient income from its investments to make distributions on the Series     Preferred Shares.

Redemption Risk. The Series     Preferred Shares are not a debt obligation of the Fund. The Series    Preferred Shares are junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the Series     Preferred Shares for the full redemption price.

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts, counsel to the Fund in connection with the offering of the preferred shares.

Ellsworth Growth and Income Fund Ltd.

Preferred Shares

PROSPECTUS SUPPLEMENT

               , 2023

Q-9